JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: July 20, 2011

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s 3.150% Notes due 2016 described under “Description of the Notes” in the Prospectus Supplement dated June 22, 2011 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	3.150% Notes due 2016

Ratings:	Aa3/A+/AA-

Currency:	USD

Size:	$500,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	July 5, 2016

Coupon:	3.150%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	1.500% US Treasury due 06/16

Spread to Benchmark Treasury:	+160 basis points

Benchmark Treasury Yield:	1.465%

Price to Public:	100.385% of face amount, plus accrued interest from June 29, 2011

Yield to Maturity:	3.065%

Proceeds (Before Expenses) to Issuer:	$500,175,000 (100.035%)

Accrued Interest:	$1,225,000

Total Proceeds and Accrued Interest:	$501,400,000

Interest Payment Dates:	January 5 and July 5 of each year, commencing January 5, 2012

Business Day:	New York and London

Trade Date:	July 20, 2011

Settlement Date:	July 27, 2011 (T+5)

Denominations	$2,000 x $1,000

CUSIP/ISIN:	46625HJA9 / US46625HJA95

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Cabrera Capital Markets, LLC Drexel Hamilton, LLC

The notes are offered as part of a reopening of a series of previously issued notes, as described in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

Settlement Period: The closing will occur on July 27, 2011, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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